Exhibit 4.7

CONVERSION AGREEMENT

This Agreement executed on March 12, 2007 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Catherine M. Rodriguez (the “Consultant”), with a principal place of business located at 1320 South Dixie Highway, Suite 1275, Coral Gables, FL 33146.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered litigation legal services to the Company continuously since June 2006, with a balance due of $22,461 (twenty-two thousand four hundred sixty-one) as of March 1, 2007.

The Parties hereby agree to convert the full amount due of $22,461 (twenty-two thousand four hundred sixty-one) into 22,920 (twenty-two thousand nine hundred twenty) fully-paid and non-assessable free trading shares, at the conversion rate of $0.98 (closing price of the Company’s stock on March 9, 2007) per share, upon the execution of this Agreement.

Furthermore, the Parties agree to convert $27,538 (twenty-seven thousand five hundred thirty-eight) of Consultant’s retainer fees for her future legal litigation services to the Company into 28,101 (twenty-eight thousand one hundred one) fully-paid and non-assessable free trading shares, at the conversion rate of $0.98 (closing price of the Company’s stock on March 9, 2007) per share, upon the execution of this Agreement and submission of applicable invoice(s) for the actual subsequent services.

The Company agrees to take immediate steps to file S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (Catherine M. Rodriguez)

/s/ Chaslav Radovich	/s/
Chaslav Radovich	Catherine M. Rodriguez
President

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